JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

4th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02055522

02 OCT 21 AM 9:10

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 4th October 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

SUPPL

Encl

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/28

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Offer Document Despatched to Cycle & Carriage Shareholders

4th October 2002 – Jardine Strategic Holdings Limited today announced that the offer document for the voluntary conditional cash partial offer (the "Partial Offer") for Cycle & Carriage Limited ("C&C"), as announced in the pre-conditional announcement on 12th July 2002 (the "Partial Offer Announcement Date") and the formal announcement on 20th September 2002 (the "Formal Announcement Date"), has been despatched to C&C shareholders.

Jardine Strategic wishes to increase its shareholding in C&C to 50.2 per cent. by way of the Partial Offer. As at the date of this announcement, Jardine Strategic and parties acting in concert with it own approximately 29.23 per cent. of the issued share capital of C&C.

The offer price is S$4.76 per share in cash, being the average of the closing C&C share prices on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the ten trading days prior to the Partial Offer Announcement Date. The total cost of the Partial Offer would be approximately S$241.0 million (US$134.7 million).

Commenting on the Partial Offer, Group Managing Director, Percy Weatherall, said, "Jardine Strategic has been a supportive shareholder of Cycle & Carriage for a number of years, and an increased holding following this Partial Offer will reinforce our commitment to the group's development. Cycle & Carriage has a strong management team that we believe is pursuing a sound business strategy. It is our intention that Cycle & Carriage will continue to operate effectively with sound financing, while benefiting from the strength it derives from being a major Singapore company with a strong level of local ownership."

In the announcement of the Partial Offer it was stated that one of the conditions of the Partial Offer was for Edaran Otomobil Nasional Berhad ("EON") to receive its shareholders' approval for the acceptance of the Partial Offer in respect of all C&C shares held by EON and the disposal of all or part of the same pursuant to the terms

of the Partial Offer. On 3rd October 2002 EON held an extraordinary general meeting and obtained the necessary shareholders' approval. Thus this condition has been satisfied. Furthermore, the UK Listing Authority has confirmed that the Partial Offer is not considered to be a Class 1 transaction and, accordingly, the Partial Offer is not conditional upon Jardine Strategic obtaining its shareholders' approval.

The Partial Offer shall remain open until 3:30 p.m. on 1st November 2002. Once the Partial Offer becomes unconditional as to acceptances, an announcement will be made to such effect.

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and C&C (29 per cent.).

- end -

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Daphne Liew (65) 6551 5421

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the despatch of offer document to C&C shareholders is available on the website of SGX-ST at www.sgx.com.

The Directors of Jardine Strategic Holdings Limited (the "Directors") (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.